FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . .0.5

1.	Name and Address of Reporting Person*

Kernan	John	T.

(Last)	(First)	(Middle)

10140 Campus Point Drive

(Street)

San Diego	CA	92121

(City)	(State)	(Zip)

2.	Issuer Name and Ticker or Trading Symbol

Lightspan, Inc. (LSPN)

3.	I.R.S. or Social Security Number of Reporting Person, if an entity (Voluntary)

4.	Statement for Month/Year

03/02

5.	If Amendment, Date of Original (Month/Year)

6.	Relationship of Reporting Person to Issuer (Check all applicable)

Director	10% Owner

Officer (give title below)	Other (specify below)

Chief Executive Officer and Chairman

7.	Individual or Joint/Group Filing (Check Applicable Line)

Form filed by One Reporting Person Form filed by More Than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans-	3. Trans-		4. Securities Acquired (A)			5. Amount of	6. Ownership	7. Nature of
(Instr. 3)	action	action		or Disposed of (D)			Securities	Form:	Indirect
	Date	Code		(Instr. 3, 4 and 5)			Beneficially	Direct	Bene-
		(Instr. 8)					Owned at	(D) or	ficial

	(Month/						End of	Indirect	Owner-
	Day/				(A) or		Month	(I)	ship
	Year)	Code	V	Amount	(D)	Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

Common Stock	03/28/02	P		1,000	A	$.9375		D

Common Stock	03/28/02	P		1,200	A	$.9375		D

Common Stock	03/28/02	P		2,800	A	$.9475		D

Common Stock	03/28/02	P		900	A	$.9064		D

Common Stock	03/28/02	P		1,000	A	$.9064		D

Common Stock	03/28/02	P		800	A	$.9064		D

Common Stock	03/28/02	P		1,200	A	$.9064		D

Common Stock	03/28/02	P		1,100	A	$.9064		D

Common Stock	03/28/02	P		1,000	A	$.9373		D

Common Stock	03/28/02	P		1,000	A	$.9373		D

Common Stock	03/28/02	P		3,000	A	$.9373	1,559,218(1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Note 1: Includes 19,047 shares acquired pursuant to the Lightspan, Inc. 2000 Employee Stock Purchase Plan.

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2.Conver-	3.Trans-	4. Trans-		5. Number of Deriv-		6. Date Exerc-		7. Title and		8.Price	9. Number	10. Owner-	11. Nature
(Instr. 3)	sion or	action	action		ative Securities Ac-		isable and		Amount of		of	of Deriv-	ship	of
	Exercise	Date	Code		quired (A) or Dis-		Expiration		Underlying		Deriv-	ative	of	Indirect
	Price of		(Instr. 8)		posed of (D)		Date		Securities		ative	Secur-	Deriv-	Benefi-
	Deriv-	(Month/			(Instr. 3, 4 and 5)		(Month/Day/		(Instr. 3 and 4)		Secur-	ities	ative	cial
	ative	Day/					Year)				ity	Bene-	Security	Owner-
	Security	Year)									(Instr. 5)	ficially	Direct	ship
												Owned	(D) or	(Instr. 4)
												at End	Indirect
												of	(I)
												Month	(Instr. 4)
(Instr. 4)

							Date	Expira-		Amount
							Exer-	tion		or
			Code	V	(A)	(D)	cisable	Date	Title	Number
of Shares

Explanation of Responses:

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).
		/s/ JOHN T. KERNAN	4/3/02
		** Signature of Reporting Person	Date

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.